EXHIBIT 99.1

China Lodging Group, Limited to Hold 2018 Annual General Meeting on May 21, 2018

SHANGHAI, China, April 19, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that it will hold its 2018 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China on May 21, 2018 at 2:00 p.m., local time, for the following purposes:

  to change the name of the Company from “China Lodging Group, Limited” to “Huazhu Group Limited";
  to ratify the appointment of Ms. Xiaofan Wang as a director of the Company;
  to extend the term of the Company’s Amended and Restated 2009 Share Incentive Plan (the “2009 Plan”) for another ten (10) years and amend the relevant provisions of the 2009 Plan;
  to appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP. as auditor of the Company and to authorize the directors of the Company to determine the remuneration of the auditor;
  to authorize each of the directors or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit; and
  to receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2017, and the report of directors.

Holders of record of ordinary shares of the Company at the close of business on April 20, 2018 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company's website at http://ir.huazhu.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of March 31, 2018, the Company had 3,817 hotels or 384,959 rooms in operation. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2018, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company's website: http://ir.huazhu.com.

Contact Information

Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com